UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-34515

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

9 North West Fourth Ring Road Yingu Mansion Suite 1708

Haidian District Beijing, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2019

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By:	/s/ Yang (Sean) Liu
Yang (Sean) Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual Shareholders Meeting, dated June 5, 2019, to be mailed to the holders of the ordinary shares of the Company in connection with the Annual Meeting of Shareholders of China Advanced Construction Materials Group, Inc. scheduled to be held on June 28, 2019.
99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Meeting of Shareholders of China Advanced Construction Materials Group, Inc. scheduled to be held on June 28, 2019.

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